January 13, 2025

Eve Chan
Chief Financial Officer
Next Technology Holding Inc.
Room 519, 05/F, Block T3, Qianhai Premier Finance Centre Unit 2,
Guiwan Area, Nanshan District, Shenzhen, China 518000

       Re: Next Technology Holding Inc.
           Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023 File No. 001-41450
Dear Eve Chan:

        We have reviewed your December 23, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K and Form 10-K/A for the Year Ended December 31, 2023
General

1.     We note from disclosures in the Item 4.02 Forms 8-K and 8-K/A filed on
December
       12, 2024 and January 2, 2025, respectively that the June 30, 2024 Form 10-Q filed on
       August 21, 2024 "was not fully reviewed by the auditor." We further note your initial
       Form 10-K filed on April 14, 2024 did not include an opinion from your independent registered accounting firm and the opinion included in the Form 10-K/A was dated after the initial filing date. In your response, please tell us whether each the following were reviewed by your auditors pursuant to Article 10(d) of Regulation S-
       X prior to being filed:
           Form 10-Q for the Quarter Ended March 31, 2024 filed on May 20, 2024 Form 10-Q/A for the Quarter Ended March 31, 2024 filed on September
12, 2024
           Form 10-Q/A for the Quarter Ended June 30, 2024 filed on September 30, 2024
           Form 10-Q for the Quarter Ended September 30, 2024 filed on November 15,
           2024
 January 13, 2025
Page 2

             Form 10-Q/A for the Quarter Ended September 30, 2024 filed on December 9,
           2024

        Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-
3499 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Meng Lai